White Label Chocolate Inc

Profit and Loss

January - March, 2023

	TOTAL
Income	
Discounts given	-528.00
Sales	41,923.04
Shipping Income	296.00
Uncategorized Income	11,000.00
Total Income	**$52,691.04**
Cost of Goods Sold	
Cost of Goods Sold	2,279.17
Shipping	651.81
Total Cost of Goods Sold	**$2,930.98**
GROSS PROFIT	**$49,760.06**
Expenses	
Bank Charges & Fees	193.00
Car & Truck	
Fuel	594.95
Total Car & Truck	**594.95**
Dues & Subscriptions	36.00
Equipment, Materials	106.54
Facilities	406.84
Materials Invoice	12.52
Meals Business Related	633.37
Office Supplies & Software	3,153.50
QuickBooks Payments Fees	620.71
Rent & Lease	10,248.19
team gifts	146.74
Travel	234.81
Uncategorized Expense	47.15
Website	190.00
Total Expenses	**$16,624.32**
NET OPERATING INCOME	**$33,135.74**
Other Expenses	
Entertainment, Business related	12.00
Total Other Expenses	**$12.00**
NET OTHER INCOME	**$ -12.00**
NET INCOME	**$33,123.74**

White Label Chocolate Inc

Balance Sheet

As of March 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	826.81
QuickBooks Cash Account	2,106.88
WLC Checking (9949)	170,594.21
WLC Savings (9931)	201.00
Total Bank Accounts	**$173,728.90**
Accounts Receivable	
Accounts Receivable (A/R)	70,530.68
Total Accounts Receivable	**$70,530.68**
Other Current Assets	
Inventory	13,636.81
Uncategorized Asset	6,004.91
Undeposited Funds	39,481.70
Total Other Current Assets	**$59,123.42**
Total Current Assets	**$303,383.00**
Fixed Assets	
Accumulated Depreciation	-37,718.00
Equipment	104,266.11
Total Fixed Assets	**$66,548.11**
Other Assets	
N/R Mutari	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$369,931.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,477.06
Total Accounts Payable	**$2,477.06**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	3,497.65
Note (SB) # 1693	9,588.11
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$13,085.76**
Total Current Liabilities	**$15,562.82**

White Label Chocolate Inc

Balance Sheet

As of March 31, 2023

	TOTAL
Long-Term Liabilities	
CALT Note	200,000.00
Conche Note	0.00
EIDL Loan	116,900.00
Father Loan	35,362.26
N/P Click Lease	-9,097.02
N/P Mutari	34,508.75
Tetra Loan	0.00
Total Long-Term Liabilities	**$377,673.99**
Total Liabilities	**$393,236.81**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-73,570.31
Retained Earnings	17,140.87
Net Income	33,123.74
Total Equity	**$ -23,305.70**
TOTAL LIABILITIES AND EQUITY	**$369,931.11**

White Label Chocolate Inc

Statement of Cash Flows
January - March, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	33,123.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,496.72
California Department of Tax and Fee Administration Payable	0.00
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,496.72**
Net cash provided by operating activities	**$31,627.02**
INVESTING ACTIVITIES	
Equipment	-400.00
Net cash provided by investing activities	**$ -400.00**
FINANCING ACTIVITIES	
N/P Click Lease	-857.77
Owner's Pay & Personal Expenses	-150.00
Net cash provided by financing activities	**$ -1,007.77**
NET CASH INCREASE FOR PERIOD	**$30,219.25**
Cash at beginning of period	182,991.35
CASH AT END OF PERIOD	**$213,210.60**